

Mail Stop 3233

November 9, 2016

Via E-mail
Mr. Charles J. Siegel
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue
Second Floor
Santa Monica, CA 90401

> **Re: Anworth Mortgage Asset Corporation**
> **Form 10-K For the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13709**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please revise future annual reports to include a Schedule IV for your investments in residential mortgage loans held-for-investment, or tell us how you determined this information is not necessary. Please refer to Rule 12-29 of Regulation S-X.

Our Investment Strategy, page 5

2.   We note your disclosure on pages 5-6 that you have a maximum net exposure to any single lender of approximately 8.1% of your equity. In future Exchange Act reports, please disclose the names of lenders that hold excess collateral in excess of 5% of stockholder's equity.

Consolidated Statements of Operations, page F-4

3.   Please revise your consolidated statements of operations in future filings to present net interest income and net interest income after provision for loan losses. Other income, including rental income, should be disclosed separately from net interest income. Please refer to Article 9 of Regulation S-X and SAB Topic 11K. Alternatively, please tell us how you determined your presentation is appropriate and tell us the authoritative accounting literature you relied upon.

Note 8. Fair Values of Financial Instruments, page F-23

4.   We note your disclosure indicates that the fair value of your agency MBS, nonagency MBS and derivative instruments are based upon pricing service quotations or broker quotations. In future filings, please revise your disclosure to describe the valuation techniques used to determine the fair value of each of these instruments categorized within Level 2. Refer to ASC 820-10-50-2(bbb).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities